Exhibit 99.2
SCHEDULE 1
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2010 AND 2009

Independent auditor’s report
To the Board of Directors of
Emer SpA
We have audited the accompanying consolidated financial statements as at and for the years ended December 31, 2010 and 2009 of Emer SpA (the “Company”) and its subsidiaries, which comprise the consolidated statement of financial position as of December 31, 2010 and 2009 and the consolidated separate income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in shareholders’ equity, the consolidated statement of cash flows for the years then ended, and related notes (the “Consolidated Financial Statements”). The aforementioned financial statements have been prepared for the first time in accordance with International Financial Reporting Standards.
The Consolidated Financial Statements have been prepared in connection with the acquisition of the Company by Westport Innovations Inc. which was completed on July 1, 2011. Westport Innovations Inc. is a publicly listed company in Canada on TSX and in the United States of America on NASDAQ. In particular, the Consolidated Financial Statements have been prepared solely for the purpose of Westport Innovations Inc.’s stock exchange reporting requirements in relation to the acquisition.
Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards (“IFRS”), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s responsibility
Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Consolidated Financial Statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Consolidated Financial Statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of consolidated financial statements that give a true and fair view in order to design audit procedures
PricewaterhouseCoopers SpA
Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell’Albo Consob — Altri Uffici: Bari 70124 Via Don Luigi Guanella 17 Tel. 0805640211 - Bologna Zola Predosa 40069 Via Tevere 18 Tel. 0516186211 — Brescia 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 — Firenze 50121 Viale Gramsci 15 Tel. 0552482811 — Genova 16121 Piazza Dante 7 Tel. 01029041 — Napoli 80121 Piazza dei Martiri 58 Tel. 08136181 - Padova 35138 Via Vicenza 4 Tel. 049873481 — Palermo 90141 Via Marchese Ugo 60 Tel. 091349737 - Parma 43100 Viale Tanara 20/A Tel. 0521242848 — Roma 00154 Largo Fochetti 29 Tel. 06570251 _ Torino 10129 Corso Montevecchio 37 Tel. 011556771 — Trento 38122 Via Grazioli 73 Tel. 0461237004 — Treviso 31100 Viale Felissent 90 Tel. 0422696911 — Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 — Udine 33100 Via Poscolle 43 Tel. 043225789 - Verona 37135 Via Francia, 21/C Tel. 0458263001

www.pwc.com/It

that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the Consolidated Financial Statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the Consolidated Financial Statements give a true and fair view of the financial position of Emer SpA and its subsidiaries as at December 31, 2010 and 2009, and of their results of operations, changes in equity and cash flows for the year then ended in accordance with IFRS.
Verona, September 12, 2011
PricewaterhouseCoopers SpA
Alessandro Vincenzi
(Partner)

Consolidated financial statements as of and for the
years ended December 31, 2010 and 2009

EMER S.p.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As of December 31, 2010 and 2009

		As of December 31,
Thousands of Euro	Note	2010	2009
Assets

Non-current assets
Property, plant and equipment	6	7,817	7,676
Goodwill	7	39,822	39,822
Intangible assets	8	8,322	8,113
Non-current financial assets	9	88	97
Deferred tax assets	10	2,801	2,609

Total		58,850	58,317

Current assets
Inventories	11	14,032	14,940
Accounts receivable	12	10,330	18,072
Other current assets	13	876	977
Current financial assets	9	499	—
Tax receivables	14	2,124	443
Cash and cash equivalents	15	8,071	11,128

Total		35,932	45,560

TOTAL ASSETS		94,782	103,877

Liabilities and shareholders’ equity

Shareholders’ equity
Share capital	16	2,240	10,000
Retained earnings and other reserves	16	1,051	(11,971)

Total		3,291	(1,971)
Attributable to:
shareholders of the parent company		3,284	(2,009)
minority interests		7	38

Non-current liabilities
Bank debt	17	1,318	1,954
Other long-term financial debt	18	19,669	23,195
Provisions for risks and charges	19	358	218
Post-employment and other employee benefits	20	880	874
Deferred tax liabilities	10	913	2,879
Other non-current liabilities	21	270	—

Total		23,408	29,120

Current liabilities
Short-term bank debt	17	56,760	62,175
Other financial debt	18	1,137	1,361
Accounts payables	22	7,365	9,639
Tax payables		127	873
Other current liabilities	21	2,694	2,680

Total		68,083	76,728

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		94,782	103,877

(The accompanying notes are an integral part of these consolidated financial statements)

EMER S.p.A.
CONSOLIDATED SEPARATE INCOME STATEMENT
For the years ended December 31, 2010 and 2009

		Year ended December 31,
Thousands of Euro	Note	2010	2009

Revenues	24	46,470	53,103
Other revenues	24	732	1,112

Total		47,202	54,215

Raw materials	25	(21,084)	(23,403)
Services	26	(8,240)	(8,469)
Leases and rentals		(1,075)	(1,060)
Depreciation, amortization and impairment losses	27	(2,600)	(17,949)
Accruals		(396)	(609)
Personnel	28	(9,479)	(10,601)
Other costs		(371)	(414)

Total		(43,245)	(62,505)

Operating income/(loss)		3,957	(8,290)

Financial income	29	158	51
Financial expense	29	(3,179)	(3,781)

Income/(loss) before taxes		936	(12,020)

Income taxes	30	330	(1,559)

Net income/(loss) for the year		1,266	(13,579)

Attributable to:
shareholders of the parent company		1,269	(13,537)
minority interests		(3)	(42)
(The accompanying notes are an integral part of these consolidated financial statements)

EMER S.p.A.
STATEMENT OF COMPREHENSIVE INCOME
For the years ended December 31, 2010 and 2009

	Year ended December 31,
Thousands of Euro	2010	2009
Net income/(loss) for the year	1,266	(13,579)

Currency translation differences	(4)	(40)

Other comprehensive loss for the year	(4)	(40)

Total comprehensive income/(loss) for the year	1,262	(13,619)
Attributable to:
shareholders of the parent company	1,265	(13,569)
minority interests	(3)	(50)
(The accompanying notes are an integral part of these consolidated financial statements)

EMER S.p.A.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the years ended December 31, 2010 and 2009

	Year ended December 31,
Thousands of Euro	2010	2009

Income/(loss) before taxes	936	(12,020)
Adjusted for:
Depreciation and amortization	2,331	2,364
Impairment of goodwill	—	15,585
Staff leaving indemnity provision (TFR)	107	103
Accruals to provisions for risks and charges	308	205
Allowance for obsolescence	46	1,944
Accruals for doubtful debts	87	388
Net financial expense	3,021	3,730

Operating profit before changes in net working capital	6,836	12,299

Change in accounts receivable	7,655	2,621
Change in accounts payables	(2,274)	(3,718)
Change in inventories	862	8,032
Utilization of provisions for risks and charges	(168)	—
TFR paid during year	(154)	(149)
Change in other receivables/payables	(543)	(56)

Cash flow from operating activities	12,214	19,029

Income taxes paid	(2,433)	(2,052)

Net cash generated from operating activities	9,781	16,977

Cash flows from investing activities
Purchases of intangible assets	(281)	(67)
Purchases of property, plant and equipment	(1,360)	(1,692)
Interest received	147	49

Net cash used in investing activities	(1,494)	(1,710)

Proceeds from long-term debt	212	5,400
Interest paid	(3,007)	(3,611)
Repayment of short-term debt (net of proceeds)	(5,415)	(3,630)
Repayment of long-term debt	(5,512)	(2,357)
Repayment of finance lease	(1,622)	(1,565)
Share capital increase	4,000	—

Net cash used in financing activities	(11,344)	(5,763)

Net (decrease)/increase in cash and cash equivalents	(3,057)	9,504

Cash and cash equivalents at the beginning of the period	11,128	1,624

Cash and cash equivalents as at the end of the period	8,071	11,128
(The accompanying notes are an integral part of these consolidated financial statements)

EMER S.p.A.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
As of and for the years ended December 31, 2010 and 2009

					attributable to
					shareholders of	attributable to
	Share	Retained	Translation		the parent	minority interest
Thousands of Euro	capital	earnings	reserve	TOTAL	company	in equity

As of January 1, 2009	10,000	1,648	—	11,648	11,797	(149)

Net loss for the year	—	(13,579)	—	(13,579)	(13,537)	(42)

Currency translation differences	—	—	(40)	(40)	(32)	(8)
Comprehensive income	—	(13,579)	(40)	(13,619)	(13,569)	(50)

Changes in minority interests	—	—	—	—	(237)	237

As of December 31, 2009	10,000	(11,931)	(40)	(1,971)	(2,009)	38

Net income for the year	—	1,266	—	1,266	1,269	(3)

Currency translation differences	—	—	(4)	(4)	(4)	—
Comprehensive income	—	1,266	(4)	1,262	1,265	(3)

Loss recovery	(11,760)	11,760	—	—	—	—

Share capital increase	4,000	—	—	4,000	4,000	—
Transactions with owners	4,000	—	—	4,000	4,000	—

Changes in minority interests	—	—	—	—	28	(28)

As of December 31, 2010	2,240	1,095	(44)	3,291	3,284	7

(The accompanying notes are an integral part of these consolidated financial statements)

EMER S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
As of and for the years ended December 31, 2010 and 2009
1. GENERAL INFORMATION
Emer SpA (hereinafter “the Company) is a company limited by shares, established and domiciled in Italy and governed by the laws of the Republic of Italy.
The Company’s registered office is in Brescia, Italy and through its subsidiaries the Company has operating plants in Italy, Argentina and India.
Emer SpA and its subsidiaries (together “the Group”) operate in the fueling systems sector for light and heavy duty vehicles, designing, producing and selling components in the compressed natural gas (CNG) and liquefied petroleum gas (LPG) industry. The Group sells products to car manufacturers and to retailers through Emer S.p.A. and the subsidiaries Valtek S.p.A., Mec Sirio S.r.l., Emer Latinoamericana S.A. Additionally, through the subsidiary Sicom S.r.l., the Group is active in gas station activities. From August 5, 2010, the Group has also participated in a joint venture with an Indian partner, Minda Autogas Ltd. The joint venture produces and distributes components for natural gas vehicles in the Indian market.
In the years ended December 31, 2010 and 2009 the Company was controlled by Palladio Group through the investment company Venice SpA.
As described further in Note 34 “Events After The Reporting Period”, on July 1, 2011, the Company was acquired by Westport Innovations Inc, through its subsidiary Juniper Engines Italy S.r.l.
These consolidated financial statements as of and for the years ended December 31, 2010 and 2009 (the “Consolidated Financial Statements”) have been prepared in connection with the acquisition of the Company by Westport Innovations Inc. which was completed on July 1, 2011. Westport Innovations Inc. is a publicly listed company in Canada on TSX and in the United States of America on NASDAQ. In particular, the Consolidated Financial Statements have been prepared solely for the purpose of Westport Innovations Inc.’s stock exchange reporting requirements in relation to the acquisition.
The Consolidated Financial Statements differ from the consolidated financial statements as of and for the year ended December 31, 2010 prepared for statutory purporses in accordance with Italian Civil Code and approved on May 16, 2011 because: i) have been prepared in accordance with IFRS (as defined below) issued by the International Accounting Standards Board rather than IFRS issued by the International Accounting Standards Board and adopted by the European-Union (“EU-IFRS”); ii) include in Note 36 an explanation of the material differences between Canadian Gaap and IFRS for the purpose of Westport Innovations Inc.’s stock exchange reporting requirements in relation to the acquisition.
Until fiscal year 2009, Group financial statements were prepared in accordance with the Italian laws governing the criteria for the preparation of financial statements as interpreted and complemented by the accounting principles issued by the Organismo Italiano di Contabilità and by the documents issued by the Italian Accounting Body (“Italian GAAP”). The Group adopted EU-IFRS for the first time in its consolidated financial statements for the year ended December 31, 2010.
Note 35 to the Consolidated Financial Statements provides the disclosure required by IFRS in relation to the effects of the transition from Italian GAAP to IFRS.
The Consolidated Financial Statements were approved by the Board of Director’s meeting held on September 6, 2011.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The principal accounting policies applied in the preparation of the Consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

EMER S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
As of and for the years ended December 31, 2010 and 2009
2.1 BASIS OF PREPARATION
The Consolidated Financial Statements have been prepared in accordance with IFRS. IFRS is defined as all the International Accounting Standards and International Financial Reporting Standards and all the interpretations of the International Financial Reporting Interpretations Committee, previously the Standing Interpretations Committee, which at the date of approval of the Consolidated Financial Statements, have been issued by the International Accounting Standards Board. IFRS has been applied consistently for all the periods presented in the Consolidated Financial Statements. It is also noted that the Consolidated Financial Statements have been prepared on the basis of best knowledge of IFRS and taking into account the best guidance, any future updates and interpretive guidelines will be reflected in subsequent years as required by the accounting principles.
The Consolidated Financial Statements have been prepared on a going concern basis as the Directors have verified the absence of indicators of financial, managerial or other critical situations that might indicate doubts about the Group’s ability to meet its obligations in the foreseeable future and in particular over the next 12 months. Note 3 includes information on how the Group manages financial risks, including liquidity and capital risks.
The Consolidated Financial Statements have been prepared in Euro, the currency used in the economies in which the Group primarily operates. All amounts included herein, unless otherwise indicated, are expressed in thousands of Euro.
The classification criteria adopted by the Group, within the options of IAS 1 Presentation of Financial Statements are as follows:
Consolidated statement of financial position: the consolidated statement of financial position is presented in the format of “current/non-current”;
Consolidated separate income statement: the consolidated separate income statement is classified by nature;
Consolidated statement of comprehensive income: the consolidated statement of comprehensive income discloses profit for the period including income and expenses recognized directly in equity;
Consolidated cash flow statement: the consolidated cash flow statement was prepared using the indirect method.
The Consolidated Financial Statements have been prepared under the historical cost convention, except for financial assets and liabilities, where it is obligatory to apply fair value measurement.
The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.
2.2 SCOPE OF CONSOLIDATION
Subsidiaries
Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.
The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred.

EMER S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
As of and for the years ended December 31, 2010 and 2009
Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.
The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated separate income statement
For purchase from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity.
Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are not eliminated since they are considered an impairment indicator of the asset transferred.
Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
Joint ventures
The Group’s interests in jointly controlled entities are accounted for by proportionate consolidation. The Group combines its share of the joint ventures’ individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Group’s financial statements. The Group recognizes the portion of gains or losses on the sale of assets by the group to the joint venture that is attributable to the other venturers. The Group does not recognize its share of profits or losses from the joint venture that result from the group’s purchase of assets from the joint venture until it resells the assets to an independent party. However, a loss on the transaction is recognized immediately if the loss provides evidence of a reduction in the net realizable value of current assets, or an impairment loss.
The entities included in the Group’s scope of consolidation as of December 31, 2010 and 2009 are as follows:

				Shareholding
		Share	Shareholding %	% as of
		capital	as of December	December 31,		Consolidation
Company	Registered office	(Euro)	31,2010	2009		method
Valtek S.p.A.	Albinea (RE)	171,646	100%	100%		Line-by-line

Mec Sirio S.r.l.	Brescia	39,000	100%	100%		Line-by-line
Sicom S.r.l.	Ariano Ferrarese (FE)	119,000	100%	100	%(*)	Line-by-line
Emer Latinoamericana S.A. (**)	Buenos Aires (Argentina)	623,929	80.89%	80.89%		Line-by-line
Minda Emer Technologies Ltd. (***)	New Delhi (India)	334,660	50%	n.a.		Proportional

(*)	Of which 33% acquired in 2009.

(**)	The terms of a contract in place with Simest (Emer Latinoamerica S.A.’s minority sharholder): i) oblige Emer to purchase 14.16% of the share capital of Emer Latinomericana S.A. held by Simest not later than June 30, 2011 at a defined price and ii) provide Emer with access to the economic benefits and risks, including voting rights and dividends, associated with such 14.16% shareholding. As such, the percentage shareholding for consolidation purposes as of December 31, 2010 is considered to be 95.05%.

(***)	Minda Emer Technologies was established as a joint venture with Minda Autogas Ltd on August 5, 2010. Therefore, the Group’s 50% share in this joint venture was only consolidated from such date.
2.3 PRINCIPLES OF CONSOLIDATION
(a) Functional and presentation currency

EMER S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
As of and for the years ended December 31, 2010 and 2009
Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The Consolidated Financial Statements are presented in Euro, which is the Group’s presentation currency.
(b) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Subsequently, monetary items denominated in foreign currencies are translated into the functional currency based on the exchange rate at the reporting date. Non-monetary items denominated in foreign currencies continue to be recorded at the exchange rate of the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the separate income statement, within finance income and expense items.
(c) Group companies
The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
(a) assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of the statement of financial position;
(b) income and expenses for each income statement are translated at average exchange rates; and
(c) all resulting exchange differences are recognized in other comprehensive income.
On consolidation, exchange differences arising from the translation of the net investment in foreign operations are taken to other comprehensive income . When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the separate income statement as part of the gain or loss on sale.
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.
2.4 PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are measured at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the item and to make it available for use. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized and amortized over the life of the related asset.
Ordinary and/or cyclical repair and maintenance costs are recorded in the separate income statement in the period incurred.
Depreciation is charged on a straight line basis using rates which enable the assets to be depreciated until the end of their useful life. When assets consist of different identifiable components, whose useful lives differ significantly from each other, each component is depreciated separately using the component approach. The useful indicative lives estimated by the Group for the various categories of property, plant and equipment are as follows:

%

Land	Not depreciated
Plant and Machinery	From 10% to 25%
Industrial and Commercial Equipment	25%
Other assets:
- Furniture and office equipment	12%
- Electrical office equipment	20%
- Vehicles	25%
- Cars	20%
- Illuminated signs	10%

EMER S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
As of and for the years ended December 31, 2010 and 2009
The residual values and useful lives of property, plant and equipment are reviewed and adjusted, if appropriate, at each statement of financial position date.
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.
Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the separate income statement.
Assets held under finance lease
Property, plant and equipment acquired through finance lease where the benefits and risks of the assets are substantially transferred to the Group are accounted for at the lower of the asset’s fair value or the present value of the minimum lease payments, including any purchase option. The corresponding lease liability is included in other financial debt. The property, plant and equipment held under finance lease is depreciated on a straight line basis over the useful life of the asset, unless the duration of the finance lease is shorter than the useful life of the asset and it is not reasonably certain that ownership of the asset will be transferred to the Group. In such instances the asset is depreciated over the duration of the finance lease contract.
Leases where the lessor retains substantially all the risks and rewards of ownership are recorded as operating leases. Payments under operating leases are charged to the income statement on a straight-line basis over the period of the lease as “leases and rentals”.
2.5 INTANGIBLE ASSETS
Intangible assets are identifiable non-monetary items that have no physical substance, which are controllable and capable of generating future economic benefits. Such assets are measured at the cost of acquisition or internal production cost, including all costs to make the assets available for use, net of amortization and any impairments, if relevant. Any interest accrued during and for the development of intangible assets is considered part of the purchase price. Amortization of intangible asset with definite useful life is calculated using the straight line method on the basis of the estimated useful life from the moment when the intangible asset is available for use. The Group has the following intangible assets:
(a) Patents and trademarks
Patents are amortized on a straight line basis over their estimated useful lives of 5 years. The EMER trademark is considered to have an indefinite useful life and is therefore not amortized.
(b) Licenses
Software licenses, including costs of making the software available for use, are amortized on a straight line basis over the estimated useful lives of 10 years. Costs associated with maintaining computer software are expensed as incurred.
2.6 IMPAIRMENT OF NON-FINANICAL ASSETS
i)	Goodwill and indefinite life assets
Goodwill and indefinite life assets are not amortized, but are subject to impairment testing at least annually, or more frequently when there are indicators that there may have been a reduction in value.

EMER S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
As of and for the years ended December 31, 2010 and 2009
Impairments to goodwill or indefinite life assets are not reversed. In conducting an impairment test, goodwill is allocated to the individual cash generating units (“CGU”).
An impairment is recorded when the recoverable value is less than the carrying value recorded in the financial statements. The recoverable value is the higher of the CGUS’ fair value, less costs to sell, and value in use In the event that the reduction in value of the CGU is greater than its residual goodwill, the difference is allocated against the assets in the CGU in proportion to their book value. The minimum to be allocated is the higher of:
•	the fair value of the asset, net of selling costs;

•	value, in use as explained above;

•	zero.
ii) Assets with a definite useful life
Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.
2.7 FINANCIAL ASSETS and FINANCIAL LIABILITIES
2.7.1 Investments in equity instruments
Investments other than subsidiaries than are not traded in a public market and for which fair value cannot be reasonably determined are accounted for at cost, adjusted for impairment losses.
2.7.2 Accounts Receivable
Accounts receivable are amounts due from customers for merchandise sold and services performed in the ordinary course of business. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.
Accounts receivable are recognized initially at fair value and subsequently carried at amortized cost using the effective interest method.
Any impairment is recognized by comparing the carrying value with the present value of the expected cash flows discounted at the effective interest rate as defined at initial recognition.
2.7.3 Bank borrowings and other financial liabilities
Bank borrowings and other financial liabilities are recognized initially at fair value, net of transaction costs incurred and are subsequently measured at amortized cost using the effective interest method. If there is a change in estimates of future cash flows, the value of liabilities is recalculated to reflect this change on the basis of the present value of the new expected cash flows and the internal rate of return initially determined. Bank borrowings and other financial liabilities are classified as current liabilities, except those that have a maturity beyond twelve months from the statement of financial position date or when the Group has an unconditional right to defer payment for at least twelve months from the statement of financial position date. Bank borrowings and other financial liabilities are derecognized when they are settled and when the Group has transferred all risks and charges relating to the instrument.

EMER S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
As of and for the years ended December 31, 2010 and 2009
Financial liabilities are initially recorded at the date of the transaction and are derecognized when settled, or when the Group has transferred all risks and charges related to the instrument
2.7.4 Accounts Payable
Accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.
Accounts payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.
2.8 INVENTORIES
Inventories are stated at the lower of cost of acquisition or production and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less applicable selling expenses. The cost of inventories is determined using the weighted average cost method.
The cost of production includes raw materials costs, direct and indirect production costs, for the portion attributable to the product (calculated based on normal operating capacity). Finance costs relating to inventory are not included in cost.
Inventories which are no longer to be used in the production process and finished goods which cannot be sold are impaired.
2.9 CASH AND CASH EQUIVALENTS
Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts have been classified within current financial liabilities on the statement of financial position. Cash and cash equivalents are recorded at fair value and movements in the fair value are recorded in the separate income statement.
2.10 EMPLOYEE BENEFITS
Short-term benefits include wages, salaries, social contributions, holiday bonuses and incentives paid in the form of bonuses payable within twelve months from the statement of financial position date. These benefits are recognized as components of personnel expenses in the period in which the service is rendered.
Group companies have defined benefit plans in place.
A defined benefit plan is a plan that cannot be classified as a defined contribution plan. In defined benefit plans the amount to be paid to the employee can only be quantified after the termination of employment, and is linked to one or more factors such as age, years of service and remuneration. The obligations for defined benefit plans are determined by an independent actuary using the “projected unit credit method”. The present value of a defined benefit plan is determined by discounting future cash flows at an interest rate equal to the interest rate on high-quality corporate bonds issued in the currency in which the liability shall be paid and which takes into account the term of the pension plan in question. Gains and losses arising from these adjustments are recorded in personnel costs. Specifically, it should be noted that the Group operates only one defined benefit plan, consisting of the Severance Pay (“TFR”) fund. The Severance Pay Fund is mandatory for Italian companies under Article 2120 of the Civil Code, is considered deferred compensation, and is correlated to the length of the employment career of employees and the pay and compensation received during their period of employment. Beginning on 1 January 2007, Law No. 296 of 27 December 2006, the “2007 Finance Act,” and subsequent Decrees and Regulations made significant amendments to severance pay regulations, including workers’ choice with respect to the possible allocation of the worker’s accruing severance pay to supplementary pension funds or to the “Treasury Fund” managed by INPS (Italian Social Security Agency). Therefore, the result of the foregoing is that the obligation to the INPS and the contributions to supplementary pension programs, within the meaning of

EMER S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
As of and for the years ended December 31, 2010 and 2009
IAS 19, are considered as defined contribution plans, whereas the amounts recorded in the Severance Pay Fund as of 1 January 2007 continue to be classified as defined benefit plans.
2.11 PROVISIONS FOR RISKS AND CHARGES
Provisions for risks and charges are recognized for losses and liabilities whose existence is certain or probable but the timing or amount of the obligation in uncertain at the statement of financial position date.
A provision is recognized when there is a current (legal or implicit) obligation for future cash flow as a result of past events, and it is probable that an outflow of resources will be required in order to perform an obligation. The amount of provision accrued represents the best estimate of the expenditure required to settle the present obligation at the statement of financial position date.
When the time value is significant, provisions are measured at the present value of the payments expected to be required to settle the obligation using a rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized in finance costs.
An obligation is a contingent liability when it is possible but not probable. In such case no provision is recorded.
2.12 REVENUE RECOGNITION
Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group’s activities. Revenue is shown net of value added tax, expected returns, rebates and discounts. The Group recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met. Revenue is recorded as follows:
Sale of goods
Revenue from the sale of goods is recognized when the risks and rewards have been passed to the customer and the Group expects to receive the proceeds.
Sales of services
Revenue for the sale of services is recognized in the period that the service is provided.
Interest income
Interest income is recognized using the effective interest method.
2.13 CURRENT AND DEFERRED INCOME TAX
Current income taxes are determined on the basis of estimated taxable income, and in compliance with applicable tax provisions of Group companies.
Deferred tax assets and liabilities are calculated with respect to all temporary differences which arise between the tax base of an asset or liability and the carrying amount. Deferred taxes are determined by applying the tax rate which, on the basis of measures currently in effect or substantially in effect as of the statement of financial position date, shall be applicable on the date on which the temporary difference, as indicated above, shall be transferred back to the separate income statement. Deferred tax assets, including those relating to tax losses, are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

EMER S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
As of and for the years ended December 31, 2010 and 2009
Current and deferred taxes are recognized in the separate income statement, with the exception of those relating to items recorded in the statement of comprehensive income. Deferred tax assets and liabilities are offset when income tax is applied by the same fiscal authorities, there is a legal entitlement to compensation and the outstanding net balance is expected to be settled.
Other taxes which are not related to income, such as duties and indirect taxes are recorded in the separate income statement within other costs.
3. financial risk management
The Group’s activities expose it to the following risks: market risk, credit risk, liquidity risk and capital risk. Financial risk management for the Group is performed by the Company. The Company does not believe that it has significant concentrations in relation to the above mentioned risks. The Group does not enter into derivative contracts.
market risk
The Group is exposed to the risk of fluctuations in interest rates and currency exchange rates
(a) Interest rate risk
Interest rate risk mainly originates from financial liabilities at variable rates. As of December 31, 2010 and 2009, 77% and 76%, respectively of the Group’s current and non-current financial liabilities were at variable rates of interest.
The Group continually monitors market trends and projections and has not considered it necessary to enter into derivative instruments during the period covered by the Consolidated Financial Statements to manage interest rate risk.
If in year ended December 31, 2010 interest rates had increased/decreased by 50 basis points, assuming all other variables had remained constant, net income for the year (after tax) would have decreased/increased by €260 thousand.
If in year ended December 31, 2009 interest rates had increased/decreased by 50 basis points, assuming all other variables had remained constant, net loss for the year (after tax) would have been higher/lower by €252 thousand.
(b) Foreign exchange risk
The Group is exposed to a low risk of fluctuations in exchange rates. Even if the Group operates in an international environment, its transactions are mainly in Euros. Therefore, the Group does not consider it necessary to enter into specific transactions to hedge exchange rate risk, as transactions in currencies other than Euro are minor and the related receipts and payments tend to offset one another.
Credit risk
Credit risk basically coincides with the total amount of accounts receivable. The Group has procedures in place aimed at ensuring that sales are made to customers that have a proven reliability. In addition, the Group controls and monitors its trade receivables exposure and monitors the collection of trade receivables within pre-established contractual time frames.
The amount of financial assets which are not considered to be fully recoverable is not considered to be significant and is, however, covered by adequate provisions for doubtful debts.
The following tables set forth the ageing of accounts receivable as of December 31, 2010 and 2009, net of the provision for impairment.

EMER S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
As of and for the years ended December 31, 2010 and 2009

	As of December 31, 2010
	Overdue in days
Thousands of Euro	Not yet due	0-30	31-60	61-120	>120	Total
Gross amount	7,580	—	495	510	2,926	11,510
Allowance for doubtful debts	—	—	—	—	—	(1,180)

Total	7,580	—	495	510	2,926	10,330

	As of December 31, 2009
	Overdue in days
Thousands of Euro	Not yet due	0-30	31-60	61-120	>120	Total
Gross amount	16,226	—	1,179	704	1,090	19,199
Allowance for doubtful debts	—	—	—	—	—	(1,127)

Total	16,226	—	1,179	704	1,090	18,072
Liquidity risk
Liquidity risk for the Group may occur where available financial resources are not sufficient to fulfill financing and trading obligations within the agreed terms and by the agreed due dates. Prudent management of the liquidity risk related to the Group’s normal operations entails maintaining a sufficient level of cash and cash equivalents and the availability of funds, available through an appropriate level of credit lines.
Liquidity, cash flows and financing requirements of the Group are managed through policies and processes designed to minimize liquidity risk. In detail, the Group:
•	monitors and manages available financial resources centrally, in order to ensure an effective and efficient management of liquidity resources;

•	maintains appropriate cash in current accounts;

•	obtained committed credit facilities (both revolving and non revolving) suitable to meet the Group’s financing requirements for the next 12 months, originating from planned capital expenditures and repayments of financial liabilities;

•	monitors forecast liquidity, in relation to the business planning process.
As of December 31, 2010 the Group had approved credit lines in the total amount of €28,882 thousand (€39,682 thousand as of December 31, 2009), of which an amount of €2,064 thousand had been drawn down under such facilities (€4,870 thousand as of December 31, 2009).
The following table sets forth an analysis of the contractual obligations for the capital portion of financial liabilities and accounts payable as of December 31, 2010 and 2009. The maturity groupings are based on the remaining period at the statement of financial position date until the contractual maturity date.

EMER S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
As of and for the years ended December 31, 2010 and 2009

	As of December 31, 2009
			Contractual obligations
	Book	Less than	Between 1	Between 2	Between 3
Thousands of Euro	value	one year	and 2 years	and 3 years	and 5 years	Total
Shareholders loan(*)	21,476	—	—	—	25,124	25,124
Finance lease	3,080	924	886	847	809	3,465
Senior financing(**)	49,557	50,890	—	—	—	50,890
Senior revolving financing	8,500	8,733	—	—	—	8,733
Other bank financing	4,042	924	1,162	1,112	1,061	4,259
Short term credit lines	2,030	2,030	—	—	—	2,030
Accounts payables	9,639	9,639	—	—	—	9,639

	98,324	73,140	2,048	1,959	26,993	104,140

	As of December 31, 2010
		Contractual obligations
	Book	Less than	Between 1	Between 2	Between 3
Thousands of Euro	value	one year	and 2 years	and 3 years	and 5 years	Total
Shareholders loan(*)	18,188	—	—	20,459	—	20,459
Finance lease	2,618	785	753	720	687	2,945
Senior financing(**)	45,172	46,496	—	—	—	46,496
Senior revolving financing	8,500	8,753	—	—	—	8,753
Other bank financing	2,996	899	861	824	786	3,371
Short term credit lines	1,410	1,410	—	—	—	1,410
Accounts payables	7,365	7,365	—	—	—	7,365

	86,249	65,708	1,614	22,003	1,474	90,799

(*)	Such loan was converted into share capital on June 30, 2011. See note 18 for further details.

(**)	As described further in Note 17, as of December 31, 2010 and 2009 the Company had breached certain covenants in relation to the Senior Financing and Senior Revolving Financing, as a result of which all amounts due under these agreements were classified in the statement of financial position as “current”. Therefore, considering the breach of such covenants at the statement of financial position dates, the contractual cashflows for such agreements have also been shown as due within one year. It should be noted that such arrangement was re-negotiated in March 2011. See note 17 for further details.
Financial assets and liabilities by category
The fair value of accounts receivable, other financial assets, accounts payables, other payables and other financial liabilities which are classified as “current” in the statement of financial position and measured at amortized cost mainly relating to trading relationships to be settled in the short term does not significantly differ from the carrying value as of December 31, 2010 and 2009.
Non-current financial assets and liabilities are regulated or measured at market rates and it is considered that the fair value of such items is substantially in line with the carrying value.
4. use of estimates
The preparation of financial statements requires that the directors apply accounting standards and methodologies that, in some circumstances, rely upon difficult and subjective valuation and estimates based on historical experience and assumptions that are considered to be reasonable and realistic at the time, considering the relevant circumstances. The application of such estimates and assumptions impacts the amounts recorded in the financial statements, the statement of financial position, the separate income statement, the statement of comprehensive income, the cash flow statement, as well as the information and

EMER S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
As of and for the years ended December 31, 2010 and 2009
disclosures provided. Actual results might differ from such estimates due to the uncertainty that characterizes assumptions and the conditions on which estimates are based.
(a) Impairment of assets
In accordance with the accounting standards applied by the Group, tangible and intangible assets with a finite and indefinite useful life (including goodwill) are examined for the purpose of determining if there has been a reduction in value, which would result in an impairment, when there are indicators that the carrying value may not be recoverable through use. In determining whether such indicators exist, management must make subjective judgments based on information available within the Group and in the market, as well as past experience. Moreover, when indicators are identified that an asset may have become impaired, the Group determines the impairment loss, if any, using suitable valuation techniques. The identification of elements indicating that a potential impairment exists and estimates of the amount of the impairment, depend on factors that may vary in time, affecting management’s assessments and estimates.
(b) Depreciation
The cost of property, plant and equipment and intangible assets is depreciated or amortized on a straight line basis throughout the useful economic life of the relevant asset. The useful economic life is determined by the Directors at the time the asset is acquired and is based upon historical experience for similar assets, market conditions, and forecasts regarding future events that could have an impact on useful life, including changes in technology. Therefore, the actual useful economic life may differ from the estimated useful life. The Group periodically evaluates sector and technology changes in order to update the remaining useful life. Such periodic updates could result in a change during the depreciation period, and therefore also in the depreciation or amortization in future years.
(c) Accounts receivable and inventories
Where objective evidence exists that accounts receivable or inventories have become impaired, the carrying amounts are reduced to estimated recoverable amount by recording a specific provision for doubtful receivables and inventory obsolescence, respectively. The amount of the provision represents management’s best estimate at the reporting date. This estimate is based on facts and expectations that may vary in time and, therefore, could have a significantly different impact compared with the current estimates made by management in preparing the Group’s consolidated financial statements.
(d)	Taxes
Income taxes (both current and deferred) are determined in each country where the Group operates in accordance with a prudent interpretation of the applicable tax regulations.
This process results in complex estimates in determining taxable income and deductible and taxable temporary differences between accounting and tax values. In particular, deferred tax assets are recognized when it is probable that there will be future taxable income against which the temporary differences can be utilized. The assessment of the recoverability of deferred tax assets, in relation to tax losses that can be used in future years and deductible temporary differences, consider the estimated future taxable income on the basis of a prudent tax planning.

EMER S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
As of and for the years ended December 31, 2010 and 2009
5. Recent accounting pronouncements
The following standards and interpretations of existing standards have been published that are mandatory for the Group’s accounting periods beginning on or after January 1, 2011 or later periods:

Descriptions	Application date
Amendment to IAS 1, Presentation of financial statements, on other comprehensive income (OCI)	Annual periods beginning on or after July 1, 2012

‘Amendment to IAS 12,’Income taxes’ on deferred tax	Annual periods beginning on or after January 1, 2012

IAS 19, (revised 2011), Employee benefits	Annual periods beginning on or after January 1, 2013

Amendment to IFRIC 14, IAS 19 — Prepayments of a minimum funding requirement	Annual periods beginning on or after January 1, 2011

IAS 24 (revised), Related party disclosures	Annual periods beginning on or after January 1, 2011

IAS 27 (Revised 2011), Separate financial statements	Annual periods beginning on or after January 1, 2013

IAS 28 (Revised 2011), Associates and joint ventures.	Annual periods beginning on or after January 1, 2013

Amendment to IAS 32 Financial instruments: Presentation on classification of rights issues	Annual periods beginning on or after February 1, 2010

IFRIC 19, Extinguishing financial liabilities with equity instruments	Annual periods beginning on or after July 1, 2010

Amendments to IFRS 1,’First time adoption’, on hyperinflation and fixed dates	Annual periods beginning on or after July 1, 2011

Amendment to IFRS 7, Financial instruments: Disclosures on derecognition	Annual periods beginning on or after July 1, 2011

IFRS 9, Financial instruments	Annual periods beginning on or after January 1, 2013

IFRS 10, Consolidated financial statements	Annual periods beginning on or after January 1, 2013

IFRS 11, Joint arrangements	Annual periods beginning on or after January 1, 2013

IFRS 12, Disclosures of interests in other entities	Annual periods beginning on or after January 1, 2013

IFRS 13, Fair value measurement	Annual periods beginning on or after January 1, 2013

Following changes to IAS/IFRS as a result of “Annual Improvements to IFRSs 2010”:

- IFRS 1: First-time Adoption of International Financial reporting Standards

- IFRS 3: Business Combinations

- IFRS 7: Financial Instruments: Disclosures

- IAS 1: Presentation of Financial Statements

- IAS 27: Consolidated and Separate Financial Statements

- IAS 34: Interim Financial Reporting

- IFRIC 13: Customer Loyalty Programmes

Annual periods beginning on or after January 1, 2011
The Group is currently assessing the impact of the adoption of these new standards and interpretations.

EMER S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
As of and for the years ended December 31, 2010 and 2009
6. PROPERTY, PLANT AND EQUIPMENT
Year ended December 31, 2009
Thousands of Euro

	As of January 1,			As of December 31,
Historical cost	2009	Additions	Disposals	2009
Land and buildings	235	—	—	235
Plant and machinery	6,183	1,228	—	7,411
Industrial and office equipment	12,434	574	—	13,008
Other assets	1,588	111	(61)	1,638
Assets under construction and advances	9	128	—	137

Total	20,449	2,041	(61)	22,429

	As of January 1,			As of December 31,
Accumulated depreciation	2009	Depreciation	Disposals	2009
Buildings	63	7	—	70
Plant and machinery	2,983	1,682	—	4,665
Industrial and office equipment	8,492	478	—	8,970
Other assets	956	137	(45)	1,048

Total	12,494	2,304	(45)	14,753

Net book value	7,955	—	—	7,676

Year ended December 31, 2010

				As of December 31,
Historical cost	As of January 1, 2010	Additions	Disposals	2010
Land and buildings	235	—	—	235
Plant and machinery	7,411	225	(1,393)	6,243
Industrial and office equipment	13,008	2,049	—	15,057
Other assets	1,638	152	(508)	1,282
Assets under construction and advances	137	16	(2)	151

Total	22,429	2,442	(1,903)	22,968

				As of December 31,
Accumulated depreciation	As of January 1, 2010	Depreciation	Disposals	2010
Buildings	70	7	—	77
Plant and machinery	4,665	566	(1,420)	3,811
Industrial and office equipment	8,970	1,688	(17)	10,641
Other assets	1,048		(426)	622

Total	14,753	2,261	(1,863)	15,151

Net book value	7,676			7,817

As of December 31, 2010, the Group has pledged a building as guarantee for a loan. The original amount of the guarantee was €2 million.
Property, plant and equipments include €3,776 thousand as of December 31, 2010 held under finance leases where the Group is a lessee (€4,155 thousand as of December 31, 2009).

EMER S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
As of and for the years ended December 31, 2010 and 2009
7. GOODWILL
Goodwill amounted to €39,822 thousand as of December 31, 2010 and 2009 is mainly associated with the acquisition of Emer SpA by Palladio Group in 2008. More in details, Emer was acquired by Bluesky (an entity controlled by Palladio Group) and the two entities merged in December 2008 adopting the name of Emer SpA.
In each of the years under analysis, an impairment test in accordance with IAS 36 was performed in order to identify the recoverable value of goodwill and any potential impairment.
The recoverable value of goodwill recognized was estimated by calculating the value in use of the asset using discounted cash flow models, which involve estimated expected future cash flows and applying an appropriate discount rate.
Impairment test for the year ended December 31, 2010
With regards to the year ended December 31, 2010 the cash flows were determined on the basis of the 2010-2014 business plan approved by the Board of Directors in May 2010 and the assumptions underlying those forecasts concerning the economic and financial performance of the Group.
Cash flow beyond the time horizon covered by the business plan were estimated equal to those of the last year of the plan.
With respect to the discount rate, the value in use was calculated using a pre-tax rate of 8.61% that takes in account the average beta index for the auto motive sector and the company risk rate.
The value in use calculated as described above was found to be greater than the amount recognized on the balance sheet.
Impairment test for year ended December 31, 2009
With regards to the year ended December 31, 2009 the cash flows were determined on the basis of the 2010-2013 business plan approved by the Board of Directors and the assumptions underlying those forecasts concerning the economic and financial performance of the Group.
Cash flow beyond the time horizon covered by the business plan were estimated equal to those of the last year of the plan.
With respect to the discount rate, the value in use was calculated using a pre-tax rate of 8.51% that takes in account the average beta index for the auto motive sector and the company risk rate.
The value in use of goodwill determined as indicated above resulted in a writedown of the goodwill for €15,585 thousand.
8. INTANGIBLE ASSETS

	As of January 1,				As of December
Net book value	2009	Reclassification	Additions	Amortization	31, 2009
Industrial patent rights	44	(9)	2	11	26
Concessions, licenses and trademarks	8,009	9	5	5	8,018
Assets under construction and advances	—	—	60	—	60

Other intangibles	53	—	—	44	9

Total	8,106	—	67	60	8,113

EMER S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
As of and for the years ended December 31, 2010 and 2009

	As of January 1,				As of December
Net book value	2010	Additions	Disposals	Amortization	31, 2010
Industrial patent rights	26	—	—	9	17
Concessions, licenses and trademarks	8,018	93	—	23	8,088
Assets under construction and advances	60	50	—	—	110
Other intangibles	9	138	(2)	38	107

Total	8,113	281	(2)	70	8,322

Concessions, licenses and trademarks mainly refers to the Emer trademark (€8 million as of December 31, 2010 and 2009), accounted for as an intangible asset with an indefinite useful life. The useful life of the trademark is reviewed at each reporting period to determine whether events and circumstances continue to support an indefinite useful life for that asset. The recoverable value of Emer trademark was estimated by calculating the value in use of the asset using a royalty rate of 4% and a discount rate of 8.61%.
9. FINANCIAL ASSETS
Non current-financial assets amount to €88 thousand and €97 thousand as of December 31, 2010 and 2009, respectively and mainly refer to investments in equity instruments which are measured at cost because fair value cannot be reliably measured.
Current financial assets amount to €499 thousand as of December 31, 2010 (nil at December 31, 2009) and mainly refer to short term financial instruments (repurchase agreements) sold in the first months of 2011.

EMER S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
As of and for the years ended December 31, 2010 and 2009
10. DEFERRED TAX ASSETS AND LIABILITIES

	As of December 31,
Thousands of Euro	2010	2009
Deferred tax assets:
- to be recovered after more than 12 months	2,801	2,609
- to be recovered within 12 months	—	—

Deferred tax assets	2,801	2,609

Deferred tax liabilities:
- to be recovered after more than 12 months	(913)	(2,879)
- to be recovered within 12 months	—	—

Deferred tax liabilities	(913)	(2,879)

Net	1,888	(270)

The following table sets forth the movement in deferred tax assets and liabilities:

		(Charged)/credited		(Charged)/credited
	As of January 1,	to the income	As of December 31,	to the income	As of December 31,
Thousands of Euro	2009	statement	2009	statement	2010

Differences on inventories	301	526	827	18	845
Differences on accounts receivables	57	132	189	6	195
Differences in financial expense	829	627	1,456	—	1,456
Accruals to provisions for risks and charges with deferred deductibility	—	47	47	—	47
Differences in property, plant and equipment and intangible assets	—	3	3	(1)	2
Other	66	21	87	169	256

Total	1,253	1,356	2,609	192	2,801

		(Charged)/credited		(Charged)/credited
	As of January 1,	to the income	As of December 31,	to the income	As of December 31,
Thousands of Euro	2009	statement	2009	statement	2010

Differences in property, plant and equipment and intangible assets	(2,842)	(24)	(2,866)	2,091	(775)
Differences on post-employment and other employee benefit	(9)	3	(6)	—	—
Other	(7)	—	(7)	(131)	(138)

Total	(2,858)	(21)	(2,879)	1,960	(913)

EMER S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
As of and for the years ended December 31, 2010 and 2009
As of December 31, 2010 and 2009 there are not unused tax losses for which no deferred tax asset is recognised in the statement of financial position.
11. INVENTORIES

	As of December 31,
Thousands of Euro	2010	2009
Raw materials	5,541	5,540
Work in progress	6,790	8,332
Finished goods	4,628	3,950
Allowance for obsolescence	(2,927)	(2,882)

Total	14,032	14,940
As of December 31, 2010 inventories held by third parties amount to €1,225 thousand (€1,717 thousand as of December 31, 2009).
Third part stock held in our warehouse amount to €216 thousand as of December 31, 2010 (€203 thousand as of December 31, 2009).
12. ACCOUNTS RECEIVABLE

	As of December 31,
Thousands of Euro	2010	2009
Italy	6,981	14,873
EU countries	1,245	2,308
Non-EU countries	3,284	2,018
Allowance for doubtful debts	(1,180)	(1,127)

Total	10,330	18,072
The following table sets forth the movements in the allowance for doubtful debts:

Thousands of Euro

As of January 1, 2009	872

Accruals	388
Utilization	(133)

As of December 31, 2009	1,127

Accruals	87
Utilization	(34)

As of December 31, 2010	1,180

EMER S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
As of and for the years ended December 31, 2010 and 2009
13. OTHER CURRENT ASSETS

	As of December 31,
Thousands of Euro	2010	2009
Other miscellaneous receivables	656	549
Prepaid expenses	220	428

Total	876	977
Other miscellaneous receivables as of December 31, 2010 includes €73 thousand for government grants to be received and €210 thousand of guarantee deposits.
14. TAX RECEIVABLES
Tax receivables mainly relate to VAT receivables as well as income tax receivables (IRES and IRAP).
15. CASH AND CASH EQUIVALENTS

	As of December 31,
Thousands of Euro	2010	2009
Short-term bank deposits	8,063	11,115
Cash in hand	8	13

Total	8,071	11,128
16. SHAREHOLDERS’ EQUITY
As of December 31, 2009 the Company’s share capital, totally subscribed and paid, amounted to €10,000,000 divided into 10,000,000 ordinary shares with a nominal value of €1each.
On June 29, 2010 , the shareholders’ meeting of the Company resolved to clear the Company’share capital to cover the losses realized in 2009 and approved a capital increase for €4,000,000 thousand comprising 7,142,857 ordinary shares with a nominal value of €0.56 each. The capital increase was fully subscribed by the existing shareholders.
As of December 31, 2010 the Company’s share capital, totally subscribed and paid amounted to €2,240,000, divided into 4,000,000 ordinary shares with a nominal value of €0.56 each.

EMER S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
As of and for the years ended December 31, 2010 and 2009
17. BANK DEBT

	As of December 31,
Thousands of Euro	2010	2009
Senior financing(*)	45,172	49,557
Senior revolving financing	8,500	8,500
Other bank financing	2,996	4,042
Short term credit lines	1,410	2,030

Total	58,078	64,129
Current portion	56,760	62,175
Non-current portion	1,318	1,954

(*)      Net of commissions on lines of credit for €828 thousand in 2010 and €989 thousand in 2009.
Senior financing and Senior revolving financing
The Group’s borrowing agreements included covenant obligations which the Group must comply with, the breach of which entails the termination of such agreements and immediate reimbursement of the borrowing. As of December 31, 2010 and 2009 the Group had not complied with certain covenants under the Senior financing and Senior revolving financing arrangements and as such the entire amount due under these facilities had been classified as “current bank debt”.
In March 2011 the Group re-negotiated the payment profile and covenants on these arrangements. As results of the above re-negotiation, the Senior financing is structured as follows:

Maturity	Amount	Interest rate	Residual value

March 2011	1,500	Euribor 6m + 2.15%	44,500
December 2011	3,000	Euribor 6m + 2.5%	41,500
March 2012	1,500	Euribor 6m + 2.5%	40,000
September 2012	1,500	Euribor 6m + 2.5%	38,500
March 2013	2,000	Euribor 6m + 2.5%	36,500
September 2013	2,000	Euribor 6m + 2.5%	34,500
March 2014	2,200	Euribor 6m + 2.5%	32,300
September 2014	2,200	Euribor 6m + 2.5%	30,100
March 2015	2,400	Euribor 6m + 2.5%	27,700
September 2015	2,400	Euribor 6m + 2.5%	25,300
March 2016	2,500	Euribor 6m + 2.5%	22,800
September 2016	2,500	Euribor 6m + 2.5%	20,300
March 2017	2,500	Euribor 6m + 2.5%	17,800
September 2017	17,800	Euribor 6m + 3.0%	0

Total	46,000

However, it should be noted that on July 1, 2011 the Company early repaid €25,000 thousand of the above outstanding debt.
Throughout the entire term of these arrangements, the Group is required to meet certain financial covenants relating to the following ratios:

EMER S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
As of and for the years ended December 31, 2010 and 2009
•	Financial debt/EBITDA;
•	Debt service cover ratio;
•	Financial debt/equity.
Senior revolving financing bear floating rate interest equal to Euribor plus a spread of 250 basis points until the loan is fully repaid.
Other bank financing
The following table contains a summary of the Group’s other bank financing as of December 31, 2010:

					Current	Non-current
Borrower	Lender	Interest rate	Maturity	Book value	portion	portion

Emer spa	Banca Credito Cooperativo	Euribor 3m + 3.0%	07/31/2012	763	476	287
Emer spa	San Paolo Imi	Euribor 3m + 1.5%	06/23/2017	733	102	631
Emer spa	Unicredit Banca	Euribor 3m + 1.1%	10/31/2011	657	657	0
Sicom srl	Banca Credito Cooperativo	Euribor 3m + 2.5%	03/31/2014	375	110	265
Sicom srl	Banca Monte dei Paschi	3.56%	03/31/2011	200	200	0
Valtek spa	Banca Popolare Emilia Romagna		12/31/2012	268	136	132

Total				2,996	1,681	1,315

18. OTHER FINANCIAL DEBT

	As of December 31,
Thousands of Euro	2010	2009
Shareholders loan	18,188	21,476
Finance lease	2,618	3,080

Total	20,806	24,556
Current portion	1,137	1,361
Non-current portion	19,669	23,195
Shareholders loan

	As of December 31,
Thousands of Euro	2010	2009
Venice SpA	13,732	17,180
GF Fin Srl	2,228	2,148
GB Fin Srl	2,228	2,148

Total	18,188	21,476

EMER S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
As of and for the years ended December 31, 2010 and 2009
Shareholder loan accrued interest of 4% per annum. Such loan was converted into share capital on June 30, 2011.
19. PROVISIONS FOR RISKS AND CHARGES
The following table sets forth the movements in the provisions for risk and charges in the years ended 31 December 2010 and 2009:

	Year ended December 31,
Thousands of Euro	2009	2010
As of January 1,	13	218
Accrual	205	308
Utilization	—	(168)

As of December 31,	218	358

The provisions mainly refers to pending legal proceedings and product guarantees.
20. POST-EMPLOYMENT AND OTHER EMPLOYEE BENEFITS
The following table sets forth the movements in the staff leaving indemnity in the years ended 31 December 2010 and 2009:

	Year ended December 31,
Thousands of Euro	2009	2010
As of January 1,	881	874
Service cost	103	107
Interest cost	36	38
Actuarial losses	3	15
Benefits paid	(149)	(154)

As of December 31,	874	880

Assumptions	As of December 31,
	2010	2009
Inflation rate	2.00%	2.00%
Discount rate	4.50%	4.45%
Rate of increase in wages	3.00%	3.00%
Rate of increase in TFR	3.00%	3.00%

EMER S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
As of and for the years ended December 31, 2010 and 2009
21. OTHER CURRENT AND NON-CURRENT LIABILITIES

	As of December 31,
Thousands of Euro	2010		2009
Employee payables	856		855
Trademark substitute tax	628(*	)	-
Social security contributions	491		460
Advance payments	240		813
Others	749		552

Total	2,964		2,680
Non-current portion	270		-
Current portion	2,694		2,680

(*)       including the non current portion of €270 thousand payable in 2012
22. ACCOUNTS PAYABLES

	As of December 31,
Thousands of Euro	2010	2009
Italy	7,325	9,455
EU countries	—	136
Non-EU countries	40	48

Total	7,365	9,639
23. INTEREST IN JOINT VENTURE
The Group has a 50% interest in a joint venture, Minda Emer Technologies, which produces and distributes components for natural gas vehicles in the Indian market. Minda Emer Technologies was established on August 5, 2010 and consolidated from such date. The following amounts represent the group’s 50% share of the assets and liabilities, and sales and results of the joint venture:

Thousands of Euro	As of December 31, 2010
Property, plant and equipment	25
Current assets	367
Current liabilities	240

Period from establishment to
December 31, 2010
Revenues	58
Income/(loss) before taxes	(8)
Net income/(loss)	(8)

EMER S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
As of and for the years ended December 31, 2010 and 2009
24. REVENUES
Revenues by technology

	Year ended December 31,
Thousands of Euro	2010	2009
Methane	26,288	39,512
GPL	16,655	10,283
Other	4,259	4,420

Total	47,202	54,215
Revenues by geographical area

Thousands of Euro	Year ended December 31,
	2010	2009
Italy	21,242	27,761
EU countries	12,233	15,711
Non-EU countries	13,727	10,743

Total	47,202	54,215
25. RAW MATERIALS

	Year ended December 31,
Thousands of Euro	2010	2009
Raw materials	20,016	13,332
Change in inventories of raw materials	1,068	10,071

Total	21,084	23,403
26. SERVICES

	Year ended December 31,
Thousands of Euro	2010	2009
Outsourcing costs	3,287	3,436
Technical, legal and administrative consultancy	1,111	1,234
Maintenance and repairs	656	622
Utilities	539	666
Transportation	440	339
Insurance costs	217	275
Royalties	251	285
Other expenses	1,739	1,612

Total	8,240	8,469

EMER S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
As of and for the years ended December 31, 2010 and 2009
27. DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES
Depreciation, amortization and impairment losses in 2009 include a writedown of the goodwill for €15,585 thousand. See Note 7 above for further details.
28. PERSONNEL

	Year ended December 31,
Thousands of Euro	2010	2009
Wages and salaries	5,557	5,676
Social security contributions	1,757	1,782
Post employment benefits and other costs	699	912
Board of directors	129	230
Temporary workers	1,337	2,001

Total	9,479	10,601
The following table sets forth the average number of employee for the years ended December, 31 2010 and 2009:

	Year ended December 31,
	2010	2009
Managers	6	5
White-collar staff	70	68
Blue-collar staff	124	126

Total	200	199
29. NET FINANCIAL EXPENSES
The following table sets forth a breakdown of financial expense and financial income for the years ended 31 December 2010 and 2009:

	Year ended December 31,
Thousands of Euro	2010	2009
Financial income on cash and cash equivalent	147	49
Foreign exchange gains	11	2
Financial income	158	51

Other financial expenses	(161)	(161)
Interest charges on short-term debt	(264)	(421)
Interest charges on long-term debt	(2,016)	(2,390)
Interest charges on shareholders’ loan	(727)	(800)
Foreign exchange losses	(11)	(9)
Financial expense	(3,179)	(3,781)

Total	(3,021)	(3,730)

EMER S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
As of and for the years ended December 31, 2010 and 2009
30. INCOME TAXES

	Year ended December 31,
Thousands of Euro	2010	2009
IRES	513	2,311
IRAP	439	589
Other current taxes	899	—
Current taxes	1,851	2,900

Deferred income tax	(2,181)	(1,341)

Total	(330)	1,559
The following table sets forth reconciliation between the theoretical and effective tax for current taxes:

	Year ended December 31,
Thousands of Euro	2010	2009
Income/(loss) before taxes	936	(12,020)
Theoretical tax rate	27.5%	27.5%
Theoretical taxes	257	(3,306)
Profits not subject to tax	(407)	(1)
Expenses not deductible for tax purposes	640	5,379
Irap tax	439	589
Trademark substitute tax	899	—
Effect of local tax rates and other differences	22	239

Current taxes	1,851	2,900

31. RELATED PARTY TRANSACTIONS
Transactions with related parties
The following tables set forth information regarding transactions with related parties. All such transactions are part of ordinary operations and were carried out at market conditions.

	Debt vs shareholders		Accounts payables		Accounts receivables
	As of December 31,		As of December 31,		As of December 31,
Thousands of Euro	2010	2009	2010	2009	2010	2009
Venice SpA	13,732	17,180	—	2		—
GF Fin Srl	2,228	2,148	—			—
GB Fin Srl	2,228	2,148	—			—
FB immobiliare srl	—	—	—	50	2	—
Palladio Finanziaria SpA	—	—	—	12		—
Ing. Giorgio Braggion	—	—	—		9	—

Total	18,188	21,476	—	64	11	—

EMER S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
As of and for the years ended December 31, 2010 and 2009

	Financial expenses		Services		Leases and rentals		Other revenues
	Year ended December 31,		Year ended December 31,		Year ended December 31,		Year ended December 31,
Thousands of Euro	2010	2009	2010	2009	2010	2009	2010	2009
Venice SpA	566	640	6	2		—	—	—
GF Fin Srl	80	80	—	97		—	—	—
GB Fin Srl	80	80	—			—	—	—
FB immobiliare srl	—	—	—	861	711	—	—	—
Palladio Finanziaria SpA	—	—	—	81		—	—	—
Agreement with GB Fin Srl and GF Fin Srl	—	—	—			—	—	750
Francesco Gobbi	—	—	—	33		—	—	—

Total	726	800	6	1,074	711	—	—	750
Key management compensation
Key management includes certain directors of the Company. The compensation paid to key management in the years ended December 31, 2010 and 2009 amount to €525k thousand and €485k respectively.
32. GUARANTEES
As of 31 December 2010 the total amount of guarantees provided to third parties was €1,215 thousand (€646 thousand as of December 31, 2009) and included guarantees issued to clients for the completion of specific supplies.
33. CONTINGENCIES
It is not anticipated that any material liabilities will arise from contingent liabilities other than those provided for provisions for risks and charges. See note 19 for further details.

EMER S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
As of and for the years ended December 31, 2010 and 2009
34. EVENTS AFTER THE REPORTING PERIOD
Change of control
On July 1, 2011, the Company was acquired by Westport Innovations Inc, through its subsidiary Juniper Engines Italy S.r.l.
Bank debt
In March 2011 the Group re-negotiated the payment profile and covenants on the Senior financing and Senior revolving financing.
On July 1, 2011 the Company early repaid €25,000 thousand of the Senior financing outstanding debt.
See note 17 for further details.
Acquisition of 14.16% of Emer Latinoamerica S.A.
On June 30, 2011 Emer S.p.A. purchased 14.16% of the share capital of Emer Latinomericana S.p.A. from Simest S.p.A..

EMER S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
As of and for the years ended December 31, 2010 and 2009
35. IFRS TRANSITION
35.1 Transition from Italian GAAP to IFRS
This note describes the procedure followed for the transition from Italian GAAP to IFRS for the purposes of preparing the consolidated financial statements (the “Transition Process”).
35.2 General principles
The Group retrospectively applied IFRS to all periods ended prior to January 1, 2009 (the “Transition Date”) with the exception of mandatory and optional exemptions which have been applied in accordance with IFRS 1 — First-Time Adoption of International Financial Reporting Standards, as described in the paragraph below. In particular, the accounting standards referenced are those described in Note 2 above.
The opening statement of financial position as of January 1, 2009 reflects the following differences compared to the statements of financial position derived from the consolidated financial statements as of December 31, 2008, prepared in accordance with Italian GAAP:
•	all of the statement of financial position items have been recognized and measured as required under IFRS, including items that were held off-balance sheet under Italian GAAP;

•	any statement of financial position items that have been recognized under Italian GAAP, but for which IFRS do not permit such recognition;

•	certain financial statement items were reclassified based on the requirements of IFRS.
The effects of the above transactions, where applicable, have been recognized directly in the opening statement of financial position at the Transition Date.
35.3 Presentation of financial statements
The Group has adopted the following presentation criteria, pursuant to the options specified in IAS 1 — Presentation of Financial Statements:
i)	the consolidated statement of financial position was prepared by classifying assets and liabilities using the “current/non-current” method;

ii)	the consolidated separate income statement was prepared by classifying costs by nature;

iii)	in addition to net profit/(loss) for the years reported in the consolidated separate income statement, the consolidated comprehensive income statement also includes other costs and revenues, which, in accordance with IFRS, were allocated directly to equity;

iv)	the consolidated statement of cash flows was prepared using the indirect method.
35.4 Mandatory and optional exemptions from full retrospective application of IFRS
Below is a description of the mandatory and optional exemptions from the retrospective application of IFRS, which, in accordance with IFRS 1, were adopted as a part of the Transition Process.
A. Optional exemptions specified by IFRS 1 adopted at the time of the first-time application of IFRS:
i)	business combinations: the Group elected to apply IFRS 3 prospectively to business combinations occurring after its transition date. Business combinations occurring prior to the transition date have not been restated;

ii)	employee benefits: all cumulative actuarial gains and losses on the Transition Date were recorded under “Retained earnings”;

iii)	translation reserve for the translation of financial statements of foreign operations: cumulative net exchange differences resulting from the translation of financial statements of foreign operations were eliminated up to the Transition Date and reclassified under “Retained earnings.”

EMER S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
As of and for the years ended December 31, 2010 and 2009
The other optional exemptions specified by IFRS 1 were not applied as they related to situations in which Italian GAAP was already in line with IFRS or circumstances which did not apply to the Group.
B. Mandatory exemptions specified by IFRS 1 for the first-time application of IFRS:
Estimates made at the transition date are be the same as those estimated under Italian GAAP after making adjustments to reflect differences in accounting standards.
The other mandatory exemptions stipulated by IFRS 1 were not applied since they are related to situations that do not apply to the Group.
35.5 Accounting treatments selected pursuant to the accounting options provided by IFRS
i)	inventories: in accordance with IAS 2 — Inventories, the cost of inventories must be determined using the FIFO method or the weighted average cost method. The Group has opted to use the weighted average cost method, which was also used in application of Italian GAAP.

ii)	recognition of property, plant and equipment and intangible assets: following initial recording at cost, IAS 16 — Property, Plant and Equipment and IAS 38 — Intangible Assets specify that these assets may be recorded at cost or at revalued amount, being the fair value at the date of revaluation. The Group decided to account for its property, plant and equipment and intangible assets at cost.

iii)	actuarial differences: IAS 19 — Employee Benefits specifies that actuarial differences resulting from a change in assumptions used to calculate defined-benefit pension plans, such as the employee severance pay reserve, may be recorded using the “corridor” method or allocated directly to the consolidated separate income statement at the time they are recognized. The Group has decided to recognize the actuarial differences in the consolidated separate income statement.

EMER S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
As of and for the years ended December 31, 2010 and 2009
35.6 Description of the material effects of the transition to IFRS
The following tables represent the material effects of the transition to IFRS on the consolidated statement of financial position as of the Transition Date and as of December 31, 2009 and consolidated separate income statement for the year ended December 31, 2009.
Effects of the Transition Process on the statement of financial position as of January 1, 2009

	As of January 1, 2009
	Italian
Thousands of Euro	Gaap	Reclassifications	Adjustments	IFRS

Non-current assets
Property, plant and equipment	7,825	45	85	7,955
Goodwill	0	52,090	3,317	55,407
Intangible assets	60,659	(53,095)	542	8,106
Non-current financial assets	113	—	—	113
Deferred tax assets	1,253	—	—	1,253

Total	69,850	(960)	3,944	72,834

Current assets	—	—	—
Inventories	24,916	—	—	24,916
Accounts receivable	21,081	—	—	21,081
Other current assets	826	—	—	826
Tax receivables	3,740	—	—	3,740
Cash and cash equivalents	1,624	—	—	1,624

Total	52,187	—	—	52,187

TOTAL ASSETS	122,037	(960)	3,944	125,021

Liabilities and shareholders’ equity
Shareholders’ equity
Share capital	10,000	—	—	10,000
Retained earnings and other reserves	(2,114)	—	3,762	1,648

Total	7,886	—	3,762	11,648

Attributable to:
shareholders of the parent company	8,013	—	3,784	11,797
minority interests	(127)	—	(22)	(149)

Non-current liabilities
Bank debt	3,697	—	—	3,697
Other long-term financial debt	22,831	—	—	22,831
Provisions for risks and charges	13	—	—	13
Post-employment and other employee benefits	937	—	(56)	881
Deferred tax liabilities	2,620	—	238	2,858

Total	30,098	—	182	30,280

Current liabilities
Short-term bank debt	66,765	(960)		65,805
Other financial debt	1,228	—	—	1,228
Accounts payables	13,357	—	—	13,357
Tax payables	414	(250)	—	164
Other current liabilities	2,289	250	—	2,539

Total	84,053	(960)	0	83,093

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	122,037	(960)	3,944	125,021

EMER S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
As of and for the years ended December 31, 2010 and 2009
Effects of the Transition Process on the statement of financial position as of December 31, 2009

	As of December 31, 2009
	Italian
Thousands of Euro	Gaap	Reclassifications	Adjustments	IFRS

Non-current assets
Property, plant and equipment	7,508	95	73	7,676
Goodwill	40,665	—	(843)	39,822
Intangible assets	7,773	(1,085)	1,425	8,113
Non-current financial assets	96	—	1	97
Deferred tax assets	2,605	—	4	2,609

Total	58,647	(990)	660	58,317

Current assets
Inventories	14,941	(1)	—	14,940
Accounts receivable	18,134	(62)	—	18,072
Other current assets	892	85	—	977
Tax receivables	448	(5)	—	443
Cash and cash equivalents	11,127	—	1	11,128

Total	45,542	17	1	45,560

TOTAL ASSETS	104,189	(973)	661	103,877

Liabilities and shareholders’ equity
Shareholders’ equity
Share capital	10,000	—	—	10,000
Retained earnings and other reserves	(12,193)	—	222	(11,971)

Total	(2,193)	—	222	(1,971)

Attributable to:
shareholders of the parent company	(2,239)	—	230	(2,009)
minority interests	46	—	(8)	38
Non-current liabilities
Bank debt	1,954	—		1,954
Other long-term financial debt	23,195	—	0	23,195
Provisions for risks and charges	218	—		218
Post-employment and other employee benefits	927	—	(53)	874
Deferred tax liabilities	2,388	—	491	2,879

Total	28,682	—	438	29,120

Current liabilities
Short-term bank debt	63,165	(990)		62,175
Other financial debt	1,360	1	(1)	1,361
Accounts payables	9,700	(61)	—	9,639
Tax payables	1,294	(421)	—	873
Other current liabilities	2,181	498	1	2,680

Total	77,700	(973)	0	76,728

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	104,189	(973)	661	103,877

EMER S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
As of and for the years ended December 31, 2010 and 2009
The following table provides a reconciliation of shareholders’ equity as reported under Italian GAAP as of January 1, 2009 and December 31, 2009 to IFRS:

	Note	As of January 1, 2009	As of December 31, 2009

Shareholders’ equity — Italian Gaap		7,886	(2,193)

Depreciation recalculated based on the proportional criterion	A	85	73
Goodwill adjustment	B	3,317	(843)
Reversal of amortization of trademark	C	667	1,467
Adjustment to intangible assets	D	(125)	(42)
Employee benefit	E	56	53
Tax effect	F	(238)	(491)
Others	G	—	5

Shareholders’ equity — IFRS		11,648	(1,971)

EMER S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
As of and for the years ended December 31, 2010 and 2009
Effects of the Transition Process on the consolidated separate income statement for the year ended December 31, 2009

	Year ended December 31, 2009
Thousands of Euro	Italian Gaap	Reclassifications	Adjustments	IFRS

Revenues	50,810	2,293	—	53,103
Other revenues	944	168	—	1,112

Total	51,754	2,461	—	54,215

Raw materials	(21,062)	(2,341)	—	(23,403)
Services	(8,718)	249	—	(8,469)
Leases and rentals	(1,041)	(19)	—	(1,060)
Depreciation, amortization and impairment losses	(14,860)	(181)	(2,908)	(17,949)
Accruals	(609)		—	(609)
Personnel	(10,266)	(370)	35	(10,601)
Other costs	(382)	(32)	—	(414)

Total	(56,938)	(2,694)	(2,873)	(62,505)

Operating income/(loss)	(5,184)	(233)	(2,873)	(8,290)

Financial income	12	39	—	51
Financial expense	(3,563)	(21)	(197)	(3,781)
Net extraordinary items	(215)	215	—	0

Income/(loss) before taxes	(8,950)	—	(3,070)	(12,020)

Income taxes	(1,302)	—	(257)	(1,559)

Net income/(loss)	(10,252)	—	(3,327)	(13,579)

Attributable to:
shareholders of the parent company	(10,210)	—	(3,327)	(13,537)
minority interests	(42)	—	—	(42)
The following table provides a reconciliation of net result as reported under Italian GAAP for the year ended December 31, 2009 to IFRS:

		Year ended December
	Note	31, 2009
Net loss — Italian Gaap		(10,252)
Net effect on amortization and depreciation	A,B,C,D	(2,908)
Employee benefit	E	35
Amortized cost	H	(197)
Tax effect	G	(257)

Net loss — IFRS		(13,579)

EMER S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
As of and for the years ended December 31, 2010 and 2009
Explanatory notes to the IFRS transition
The following notes provide details of the adjustments for the transition from Italian GAAP to IFRS for the statement of financial position and separate income statement.
A. Depreciation recalculated based on the proportional criterion
In accordance with Italian accounting practice, the Company charged 50% of depreciation for assets acquired in the year. This adjustment is in relation to the recalculation of the amount of depreciation based on the proportional criterion from the time the related assets are available for use.
B. Goodwill adjustment
Under Italian Gaap, goodwill was amortized over a period corresponding to the estimated economic recovery. In accordance with IFRS, goodwill is not amortized but is subject to an annual review for impairment.
C. Reversal of amortization of trademark
The Emer trademark is accounted for as an intangible asset with an indefinite useful life. This adjustment is related to the reversal of amortization recorded under Italian Gaap.
D. Adjustment to intangible assets
This adjustment is related to intangible assets recorded in accordance with Italian GAAP which do not meet the conditions of IAS 38 — Intangible Assets, paragraphs 9 and 10, for being capitalized.
E. Employee benefit
This adjustment is related to the recognition of liabilities for employee benefits to be paid following the termination of employment and relates to employee severance pay. In accordance with Italian GAAP, these benefits are represented by liabilities determined by applying provisions of laws, while the rules contained in IAS 19 dictate that such liabilities be determined by using actuarial methods.
F+G. Tax impact on adjustments
For all adjustments described above, the Group determined the related tax impact in accordance with the rules contained in IAS 12 and recorded it under “Deferred tax assets” and “Deferred tax liabilities” in the consolidated statement of financial position and under “Income taxes” in the separate income statement.
H. Amortized cost
This adjustment is related to the accounting treatment of financial liabilities which, under IFRS, must initially be recorded at their fair value and then measured at amortized cost using the effective interest criterion.

EMER S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
As of and for the years ended December 31, 2010 and 2009
36. DIFFERENCES BETWEEN IFRS AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
The Company’s management has performed an analysis of the differences between IFRS and Canadian generally accepted accounting principles, applicable to the Group. No significant differences has arisen from this analysis that would affect the consolidated net equity as at Decembre 31, 2010 and 2009 and the net income for the years then ended resulting from these consolidated financial statements, except for certain minor differences related to presentation and classification.